UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Digirad Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253827703

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253827703

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		352,137*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

352,137*
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,137*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 216,174 Shares underlying a certain call option exercisable within 60 days hereof and excludes 22,000 Shares underlying the Warrants (as defined in Amendment No. 2 to the 13D) that are not exercisable due to the Beneficial Ownership Limitation (as defined in Amendment No. 2 to the 13D), which provides that the Warrants may not be exercised if, after such exercise, the Reporting Person would beneficially own more than 4.99% of the Shares outstanding.

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CUSIP No. 253827703

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 4,688,654 Shares outstanding, as of June 30, 2020, as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on July 1, 2020.

A.	Mr. Eberwein
(a)	As of the close of business on July 27, 2020, Mr. Eberwein beneficially owned 352,137 Shares, including 216,174 Shares underlying the Option Agreement.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 352,137
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 352,137
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the 13D. Additionally, pursuant to the Option Agreement, Mr. Eberwein has the right to acquire 216,174 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 22, 2020, Lone Star Value Investors, LP (“LSVI”) distributed to its partners pro rata an aggregate of 300,000 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock (“Issuer Preferred Stock”), which includes 114,624 shares of Issuer Preferred Stock (the “Distribution”) consisting of (i) 113,780 shares of Issuer Preferred Stock received by the Jeffrey E. Eberwein Revocable Trust (the “Eberwein Trust”) as a result of the Distribution and (ii) 844 shares of Issuer Preferred Stock acquired by the Eberwein Trust as a result of shares of Issuer Preferred Stock distributable to Lone Star Value GP (“LSV GP”) in the Distribution being transferred directly to the Eberwein Trust contemporaneously with the Distribution.

At the time of the Distribution, the Eberwein Trust was a limited partner of LSVI and LSV GP was the general partner of LSVI. Mr. Eberwein, as the trustee of the Eberwein Trust, may be deemed to beneficially own the securities held in the Eberwein Trust. Mr. Eberwein expressly disclaims beneficial ownership of such securities held in the Eberwein Trust except to the extent of his pecuniary interest therein. Mr. Eberwein, solely by virtue of his position as the manager and sole beneficial owner of LSV GP, the general partner of LSVI, may be deemed to beneficially own the securities owned by LSVI. Mr. Eberwein expressly disclaims beneficial ownership of such securities owned by LSVI except to the extent of his pecuniary interest therein.

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CUSIP No. 253827703

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2020

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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